FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 30, 2007

Item 3: News Release:

A news release dated and issued on August 30, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. Closes Brokered Private Placement Financing.

Item 5: Full Description of Material Change:

August 30, 2007, Vancouver, BC – El Niño Ventures Inc. (the “Company”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has closed its previously announced brokered private placement of 5,888,889 units at a price of $0.90 per unit (the “Units”) for gross proceeds to the Company of $5,300,000.10.  Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).  Each Warrant entitles the holder thereof to purchase one Common Share for a period of 18 months following the closing date at a price of $1.40.  The proceeds from the financing will be used for exploration, drilling, and engineering at the Company’s properties in the Democratic Republic of Congo and for general corporate purposes.

Cormark Securities Inc. as lead agent and Haywood Securities Inc. (collectively the “Agents”) acted as agents for this financing.  As consideration for their participation in the offering, the Agents received a cash commission equal to 6% of the total proceeds raised and 353,333 compensation options, each of which is exercisable into one unit at a price of $0.90 expiring on February 28, 2009.  These units have the same terms as the Units sold under the private placement.

All securities issued pursuant to this private placement are subject to a four month hold period that expires on December 31, 2007.

The securities issued in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of August 2007.